DOUBLEDOWN INTERACTIVE CO., LTD.

13F, Gangnam Finance Center

152, Teheran-ro Gangnam-gu

Seoul 06236, Republic of Korea

August 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Jeff Kauten

Re:	DoubleDown Interactive Co., Ltd.

Registration Statement on Form F-1 (File No. 333-258032)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-1, File No. 333-258032 (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 4:00 p.m. (EDT) on August 30, 2021, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Greenberg Traurig, LLP., by calling Barbara A. Jones, Esq. at 310.586.7773.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DOUBLEDOWN INTERACTIVE CO., LTD.

By:	/s/ In Keuk Kim
	Name:	In Keuk Kim
	Title:	Chief Executive Officer

cc:	Joseph A. Sigrist, Chief Financial Officer, DoubleDown Interactive Co., Ltd.

Barbara A. Jones, Esq., Greenberg Traurig, LLP

Eun Sang Hwang, Esq., Greenberg Traurig, LLP